SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2004

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Partnership Agreement




FOR IMMEDIATE RELEASE

19 July 2004


              Prudential UK and Pearl enter into ANNUITY AGREEMENT

Prudential UK and Pearl(1) have today announced an agreement, which will give Pearl's personal pension(2) customers access to a Prudential annuity when their plan matures. The agreement will take effect from September 2004 and will run for five years.

On maturity of their personal pensions, Pearl customers will be offered an annuity from Prudential, while retaining the right to select the Open Market Option should they wish to follow this route.

Pearl's personal pension customers will benefit from the same annuity rates that Prudential offers via Independent Financial Advisers. They will also benefit from Prudential's financial strength and expert administration processes.

Isabel Hudson, Director of Corporate Partnerships, Prudential UK said: "This agreement demonstrates the strength of the Prudential brand in the market and marks a step change in our strategy to deliver key partnerships. We continue to develop other opportunities over the coming months."

Notes to Editors:

1. Pearl is one of four main life companies, all closed to new business forming HHG PLC's Life Services division which looks after 5 million policies. Approximately 5000 of these policies per year will be maturing Pearl personal pensions with access to a Prudential branded annuity.

2. This agreement covers all pensions written from 1 July 1988 under personal pension schemes administered by Pearl Assurance PLC and Pearl Assurance (Unit Linked Pensions) Ltd. It does not cover any other Pearl pension product nor any pension product issued by NPI or London Life.

3. This agreement builds on Prudential's annuity reassurance agreement with Zurich Financial Services.

Prudential UK Media Enquiries to:
Paul Keeble, 020 7150 2191, 07904 081250
paul.keeble@prudential.co.uk

Prudential PLC Media Enquiries to:
Clare Staley, 020 7548 3719
clare.staley@prudential.co.uk

HHG Media Enquiries to:
Louise Dolan, Financial Dynamics, 020 7269 7192

Prudential Investor Relations to:
Rebecca Burrows, 020 7548 3537
Marina Lee-Steere, 020 7548 3511

HHG Investor Relations to:
Investor.relations@hhg.com




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 July 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley

                                              Clare Staley
                                              Group Media Relations Manager